Exhibit 99.4

An Open Letter to Our Fellow Shareholders

Dear Fellow Shareholders,

The Board of Directors of Evogene is writing to you regarding the recent Schedule 13D filing and the request by a group of shareholders to convene a Special General Meeting to replace the majority of the Board of Directors.

We recognize that many shareholders have been disappointed by the Company's long-term share price performance. We share that disappointment, and we share the same objective as every shareholder: creating substantial and sustainable long-term shareholder value. While we recognize that market valuation can often lag behind operational progress, we are confident that the fundamental improvements we have made, and continue to make, to our business will ultimately close this gap and be reflected in a stronger, more robust share price.

Importantly, we did not simply acknowledge these concerns, we acted decisively to address them. Over the past two years, the Board and management have undertaken a comprehensive transformation of Evogene, fundamentally reshaping the Company's strategy, operations, capital allocation, and governance to position it for long-term success.

Evogene Today: A Company Transformed

Over the past two years, and particularly during the last twelve months, Evogene has undergone one of the most significant transformations in its history.

Together, the Board and management made difficult, but necessary, decisions to sharpen the Company's strategic focus, strengthen financial discipline, streamline operations, optimize the portfolio, and concentrate our investments on the areas where we believe Evogene possesses a unique and sustainable competitive advantage.

Today, Evogene is fundamentally different from the company it was only a year ago.

Our strategy is centered on leveraging our proprietary AI-driven computational chemistry and biology platforms to accelerate the discovery and development of breakthrough small-molecule products for human health and sustainable agriculture. We believe this strategy positions Evogene to participate in one of the most important technological transformations currently taking place across the life sciences industry.

Most importantly, this transformation is no longer simply a vision. It has already been executed and is now beginning to generate measurable results.

Our technology continues to gain validation through collaborations with leading biotechnology companies, pharmaceutical partners, agricultural organizations, and premier academic institutions. We continue to expand our computational capabilities, strengthen our intellectual property portfolio, advance multiple product development programs, and create new commercial opportunities across our businesses.

While considerable work remains ahead, we firmly believe Evogene has never been better positioned to capitalize on the accelerating adoption of artificial intelligence throughout the life sciences industry. We believe the Company's greatest opportunities still lie ahead.

Major Developments Between January 1, 2025 and June 30, 2026

1. Strategic Transformation into an AI-Driven Computational Chemistry Company

During the past eighteen months, Evogene successfully completed its strategic repositioning into a focused AI-driven computational chemistry company, establishing ChemPass AI™ as the Company's core technology platform.

Key achievements include:

•	Successfully positioning ChemPass AI™ as a unified computational platform serving both the pharmaceutical and agricultural markets.

•	Completing development of a first-in-class foundation model for generative small-molecule design in collaboration with Google Cloud.

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Expanding the collaboration with Google Cloud to integrate AI Agents into ChemPass AI™, representing a major milestone toward transforming the platform into an autonomous engine for small-molecule discovery and optimization.

•	Discontinuing investments in the MicroBoost AI™ and GeneRator AI™ technology engines in order to focus resources on our highest-value strategic priorities.

2. Significant Expansion of Strategic Drug Discovery Collaborations

As our technology has matured, it has attracted growing interest from leading biotechnology companies and academic institutions.

During this 18-month launch period, Evogene established multiple drug discovery collaborations, forming a diverse pipeline with: 1) Systasy and LMU University Hospital Munich; 2) Unravel Biosciences; 3) ELEO; 4) Tel Aviv University; 5) Queensland University of Technology; and 6) The Blavatnik Center for Drug Discovery.

These collaborations support the development of innovative small-molecule therapeutics targeting cancer, metabolic diseases, neurological disorders, and inflammatory diseases, providing further external validation of our technology platform.

Beginning in the last quarter, the Company also introduced public reporting of its product development pipeline, providing shareholders with greater transparency and allowing investors to monitor progress across our development programs over time.

3. Organizational Transformation and Capital Discipline

Transformation also required significant operational changes.

The Company successfully completed comprehensive organizational restructuring, reducing total headcount from 117 employees to 39 while creating a leaner, more focused organization.

These actions substantially reduced our cash burn. Group cash burn declined from approximately US$20.5 million in 2024 to an expected US$8.5–9.5 million during 2026, with additional reductions anticipated in 2027.

At the same time, the Company strengthened its financial position by successfully raising approximately US$14.2 million in new capital, providing additional financial flexibility to execute our strategy.

4. Portfolio Optimization

The Board also completed a comprehensive review of Evogene's portfolio, focusing resources on the businesses with the greatest long-term strategic potential while monetizing or restructuring other activities.

Among the most significant actions:

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Lavie Bio – Successfully completed the sale of Lavie Bio's operations to ICL for aggregate consideration of approximately US$15.25 million (including redemption of a SAFE investment), after which Lavie Bio ceased operations.

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Biomica – Successfully completed the Phase I clinical trial of BMC128 and subsequently entered into an exclusive worldwide licensing agreement with Lishan Biotech, creating the potential for significant long-term economic value should the program continue to advance. Following this transaction, Biomica ceased operations.

•
Casterra – Following the closure of its principal African customer's operations, Casterra exited Kenya and streamlined its activities to focus primarily on Brazil, where we believe growing demand for Sustainable Aviation Fuel (SAF) creates significant long-term opportunity.

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AgPlenus – Streamlined operations while achieving an important scientific breakthrough through the discovery of a novel mode of action for fungicides targeting Septoria tritici blotch (STB), addressing one of agriculture's most pressing unmet needs as resistance to existing fungicides continues to increase.

Taken together, these initiatives demonstrate a disciplined approach to capital allocation, portfolio management, and strategic execution. They also reflect our commitment to focusing resources where we believe Evogene can create the greatest long-term value for shareholders.

A Board That Evolved with the Company

Evogene's transformation has not been limited to its strategy, technology, and operations. Our Board has evolved alongside the Company to ensure that it possesses the expertise required to guide Evogene through its next stage of growth. We deliberately strengthened the Board with directors whose experience directly aligns with these priorities.

Approximately eighteen months ago, we appointed Mr. Nir Nimrodi as Chairman of the Board. Bringing decades of experience in biotechnology, corporate finance, capital markets, strategic transactions, and public company leadership, Mr. Nimrodi has worked closely with management to lead Evogene's transformation.

Under his leadership, the Board has overseen the Company's strategic repositioning, strengthened capital discipline, optimized the portfolio, enhanced corporate governance, and supported the successful evolution of Evogene into a focused AI-driven computational chemistry and biology company. The progress achieved over the past two years reflects the close partnership between the Board and management and our shared commitment to creating long-term shareholder value.

Consistent with this approach, we have continued to strengthen the Board by nominating two highly accomplished industry leaders, subject to shareholder approval.

Dr. Yael Margolin brings extensive experience in biotechnology, pharmaceutical innovation, strategic partnerships, and the commercialization of breakthrough life science technologies. Her expertise will further strengthen the Board's ability to support Evogene's expanding presence within the pharmaceutical industry.

Mr. Yoshinori Oikawa brings more than three decades of international leadership experience across the biotechnology, pharmaceutical, medical technology, and healthcare sectors. His broad strategic perspective, operational expertise, and extensive board experience will further enhance the Board's capabilities as Evogene continues to grow.

The Board also continues to benefit from the experience of Dr. Adrian Percy, former Executive Vice President and Head of Research and Development at Bayer Crop Science. Dr. Percy is widely recognized as one of the world's leading executives in agricultural life sciences, and his scientific, commercial, regulatory, and global industry expertise provides invaluable guidance as Evogene advances its agricultural technology portfolio.

The Board of Directors we propose will also benefit from the experience, commitment, and continuity provided by Mr. Leon Recanati and Mr. Dan Falk, who have served on Evogene's Board for many years. Throughout this period of significant change, they have played an important role in guiding the Company's strategic direction, supporting key governance and financing decisions, and helping position Evogene for its next phase of growth. Their deep institutional knowledge, together with Mr. Nimrodi's leadership and the addition of new directors with highly relevant expertise, has created a Board that combines continuity with renewed capabilities - providing the balanced oversight needed to execute Evogene's long-term strategy and maximize shareholder value.

The proposed Board members combine expertise in artificial intelligence, computational chemistry, biology, pharmaceuticals, agriculture, corporate finance, public company governance, and global business development. Collectively, these capabilities provide the experience and judgment necessary to oversee one of the life sciences industry's most technically sophisticated companies.

These nominees reflect an important principle: as Evogene has evolved, so has its Board.

Why Continuity Matters Now

The question before shareholders is therefore not whether change was necessary. We have already delivered that change.

The question today is whether Evogene should interrupt that transformation just as it begins creating value.

Evogene operates in one of the world's most technically demanding industries with significant market opportunity. Successfully commercializing AI-driven computational chemistry platforms requires deep scientific expertise, disciplined capital allocation, long-term strategic execution, and trusted relationships with customers, strategic partners, research institutions, employees, and investors.

The current Board has overseen every stage of this transformation, from strategic repositioning and portfolio optimization to financing initiatives, technology development, commercial partnerships, and governance improvements. This institutional knowledge cannot be replicated overnight.

As the Company enters what we believe is the most promising phase of its evolution, continuity of leadership provides stability, preserves strategic momentum, and enables management to remain focused on execution rather than organizational disruption. Replacing the majority of the Board at this critical juncture risks interrupting initiatives that are already producing measurable progress and delaying the realization of long-term shareholder value.

Our Board has already demonstrated its willingness to make difficult decisions, adapt when circumstances are required, and transform the Company. We believe shareholders are now beginning to see the benefits of those decisions.

For these reasons, we believe continuity at the Board level is not about preserving the status quo. It is about preserving the momentum of a transformation that has already reshaped Evogene and is now positioned to deliver increasing value for all shareholders.

The Proposal Before Shareholders

As you consider the proposals advanced by L.I.A. Pure Capital Ltd. and Mr. Kfir Silberman, we encourage you to focus on one fundamental question:

Which course of action is more likely to maximize shareholder value?

The proposal before shareholders is not simply about changing Board composition. It is a proposal to replace the majority of the Board of Directors at a time when the Company has already completed a comprehensive strategic transformation and is beginning to realize the benefits of that transformation.

Replacing the majority of the Board of a public technology company is among the most consequential decisions shareholders can make. Such a decision should, in our view, be supported by a clearly articulated strategic alternative, a detailed operating plan, a commercialization roadmap, a financing strategy, and a compelling explanation of how the proposed changes would create greater long-term shareholder value than the strategy currently being executed.

Changing directors, by itself, is not a strategy.

Shareholders deserve to understand not only who would replace the current Board, but also how a newly constituted Board would preserve the Company's strategic momentum, strengthen its competitive position, support management, maintain key commercial and scientific relationships, and create greater long-term value than the strategy already underway.

To date, we have not seen such a comprehensive alternative presented to shareholders.

Our Commitment to Constructive Engagement

Throughout this process, the Board and management have consistently sought to engage constructively with representatives of this shareholder group.

Our objective has never been to resist shareholder dialogue. Rather, it has been to understand their perspectives, identify areas of common ground, and determine whether constructive collaboration could advance the interests of all shareholders. We approached these discussions openly, professionally, and in good faith.

Unfortunately, despite these efforts, no comprehensive strategic alternative has been presented, nor has a constructive framework for collaboration emerged.

Our Recommendation

As you prepare to vote at the upcoming Annual General Meeting, we encourage you to evaluate the measurable progress already achieved, the strategy currently being executed, and the opportunities that lie ahead.

This vote is not about the past. It is about whether Evogene should continue executing a transformation that has already reshaped the Company and is beginning to deliver measurable results, or interrupt that progress before its full value can be realized.

The Board of Directors unanimously believes that maintaining continuity of leadership at this critical stage represents the strongest path toward maximizing sustainable long-term shareholder value.

Accordingly, the Board of Directors unanimously recommends that shareholders:

DISREGARD Resolution 1(b) – Appointment of the Director Nominees Proposed by L.I.A. Pure Capital Ltd.

VOTE FOR Resolution 1(a) – Appointment of the Director Nominees Proposed by Evogene's Board of Directors.

Your vote is critically important.

By supporting the current Board, you will help preserve the strategic momentum that has been built over the past two years, enable management to remain focused on execution, and maximize the Company's opportunity to realize the full potential of its technology for the benefit of all shareholders.

On behalf of the entire Board of Directors, we thank you for your continued trust, confidence, and support.

Sincerely,

The Board of Directors

Evogene Ltd.